

Mail Stop 7010

March 29, 2007

By US Mail and Facsimile

Ms. Alice Murphy
Chief Financial Officer
Aber Diamond Corporation
PO Box 4569, Station A
Toronto, ON, Canada M5W 4T9

> **Re:** **Aber Diamond Corporation**
> **Form 40-F for the Fiscal Year Ended 1/31/06**
> **Filed May 1, 2006**
> **Response letter dated 3/27/07**
> **File No. 0-17227**

Dear Ms. Murphy:

      We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 6-K, dated April 28, 2006

Financial Statements

Note 17 – Other Income, page 51

1.   We are continuing to review your response to prior comment 3, regarding the $7 million payment received from Tiffany that you reported as other income. We are asking for additional information in the comments that follow to assist in resolution.

2.   With regard to the $12 million payment you made to Tiffany for the extinguishment of a purchase discount, we note that you deferred this amount in the "deferred charges and other assets" account as a "prepaid pricing discount" amounting to $10.3 million as of December 31, 2006. The definition of an asset in CON 6 paragraph 25 states that assets are "probable future economic benefits obtained or controlled by a particular entity as a result of past transactions or events." Please explain how the prepaid pricing discount represents probable future economic benefits, in your view. We note that you are amortizing this amount on a straight-line basis over the remaining life of the contract. Tell us to which account you are recording the amortization.

3.   We understand that you entered into a diamond supply agreement with Tiffany in November 2001, in which you agreed to give a discount on future sales. Please clarify whether this constituted an entirely new arrangement or a simply a modification or formalization of a preexisting arrangement. Tell us the amount and form of any consideration you received from Tiffany in conjunction with this supply agreement, and if applicable, describe the accounting applied. If you had a supply agreement or arrangement with Tiffany for future diamond sales and a pricing discount when you entered into the private placement subscription agreement in July 1999, explain the extent to which you considered attributing some portion of the proceeds from the private placement to the supply agreement as deferred revenue.

4.   We note the provision in the Diamond Supply Agreement dated March 10, 2003, in section 4.1, indicating that once you and Tiffany have agreed on the composition of each Individual Assortment, the stones would be laser-inscribed and then retained by you for purposes of sorting future production. We note that while Tiffany is required to purchase all stones that have been laser-inscribed, these stones are held by you until such time as Tiffany requests delivery. Tell us the amounts of revenue recognized each period for sales of stones that remained in your custody at the end of the period, if applicable. Under these circumstances, please address the criteria in SAB Topic 13.A.3.a. that you believe supports the accounting you have applied.

Closing Comments

      Please amend you Form 20-F within 10 days of the date of this letter, or tell us when you will respond. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Nasreen Mohammed at (202) 551-3773 if you have questions regarding comments on the financial statements and related matters.   Please contact me at (202) 551-3686 with any other questions.

      Sincerely,

      Karl Hiller
      Branch Chief